GENCO SHIPPING & TRADING LIMITED

299 Park Avenue, 20th Floor

New York, New York 10171

January 21, 2009

VIA EDGAR AND U.S. MAIL

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Genco Shipping & Trading Limited Form 10-K for the Year Ended December 31, 2007 File No. 000-51442

Ladies and Gentlemen:

Reference is made to a letter dated January 7, 2009 (the “Comment Letter”) to Mr. John Wobensmith, Chief Financial Officer of Genco Shipping & Trading Limited (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2007, filed by the Company (the “Annual Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Selected Financial and Other Data, page 36

1.	Reference is made to your presentation of “EBITDA” on page 37. The measure you are presenting is not true “EBITDA” as it is specifically defined in Release No. 34-

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January 21, 2009

47226 “Conditions for Use of Non-GAAP Measures” and it should not be characterized as such. Your reconciliation includes adjustments for amortization of non-vested stock compensation and for amortizing the value of a time charter acquired which were not contemplated in the adopting release. Further, you have presented your non-GAAP financial measure as an alternative performance measure and reconciled it to net income. We object to the use of non-GAAP alternative performance measures that eliminate the effect of recurring items (such as the two reconciling adjustments specifically identified above). In the future, please eliminate these two adjustments from your presentation of “EBITDA” in filed documents. Further, you have not provided sufficient support for the presentation of “EBITDA” (as defined in the adopting release) as an alternative performance measure. We would expect you to clearly explain why management believes the non-GAAP performance measure provides useful information to investors. Your justification for the use of the measure must be specific and substantive. The fact that analysts use the measure is not, in itself, sufficient support for this presentation. Please revise your accompanying disclosures accordingly in future filings or eliminate the presentation of EBITDA from your filed documents. Our comments apply to the presentations on pages 44 and 51 of the filing as well.

The Company will prospectively, beginning with its Annual Report on Form 10-K for the year ended December 31, 2008, adjust its calculation of EBITDA, for all periods presented, such that it is in accordance with Release No. 34-47226 “Conditions for Use of Non-GAAP Measures”. In our revised calculation of EBITDA, the Company will remove the adjustments for the amortization of non-vested stock compensation and for the amortization of the value of an acquired time charter.

The Company believes that, in addition to those factors listed in the Annual Report,   EBITDA is useful to investors as the shipping industry is capital intensive, which often results in significant depreciation and financing costs. EBITDA presents a measure in addition to net income to evaluate the Company’s performance prior to these costs, and as such provides useful information to investors. The Company will prospectively, beginning with its Annual Report on Form 10-K for the year ended December 31, 2008, supplement its disclosure of the reasons why management believes the non-GAAP performance measure provides useful information to investors to include this factor. The revised disclosure will be as follows:

“EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our

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January 21, 2009

consolidating internal financial statements, and it is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate the Company’s performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP.  EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.  The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above.”

Independent Accountant’s Report, page F-2

2.
Please amend your filing to include a properly dated accountants’ report. We assume that the report should be dated February 29, 2008, as this is the date referenced in the final paragraph of the report provided on page 69 of your filing.

The Annual Report has been revised in our amended filing on Form 10-K/A dated January 21, 2009 to include a properly dated accountant’s report in response to this comment.  Please see page F-2 of our amended filing on Form 10-K/A.  As set forth in the explanatory note to such amended filing, the only change is to correct the date of the accountants’ report.

Note 21, Subsequent Events, page F-30

3.
We note that you purchased additional shares of Jinhui during the first quarter of fiscal 2008, bringing your ownership interest to approximately 19.4% of that company. It also appears that only Jinhui Holdings beneficially owns a greater percentage of that company. An increase in the level of ownership of a particular common stock investment may require the reporting entity to apply the equity method of accounting. Further, the key distinction in evaluating the appropriate method of accounting for an unconsolidated investment is whether the investor has the ability to significantly influence the operating and financial policies of the investee. That influence may be indicated in several ways, such as representation of the investee’s board of directors, the right to participate in policy making decisions (even though not currently exercised), interchanging of key personnel and/or technical or economic dependency.

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Consideration should also be given to whether any other forms of investments or advances exist. Please explain the basis for your conclusion that your investment should be accounted for under SFAS 115 rather than as an equity method investee. Demonstrate that you did not have the ability to influence the operating or financial decisions of Jinhui as of December 31, 2007 or subsequent thereto. Your response should be detailed and specific.

In determining the appropriate method of accounting for the Company’s investment in Jinhui, the Company has considered whether it has the ability to significantly influence the operating and financial policies of the investee. In making this determination, the Company evaluated the criteria set forth in paragraph 17 of APB 18 “The Equity Method of Accounting for Investments in Common Stock”, which states in part:

Ability to exercise influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency.

The Company would like to advise the Staff of the following: (i) we do not have any representation on Jinhui’s board of directors, (ii) we do not participate in the policy making process of Jinhui, (iii) there has been no interchange between managerial personnel or substantive contact between key personnel within either company, (iv) the  companies do not conduct any business operations or transactions with each other, and (v) there is no technological dependency between the companies.

As part of our process, the Company also considered the factors identified in FIN 35 “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock an interpretation of APB Opinion No. 18.” FIN 35 lists several indicators that demonstrate when an investor may be unable to exert significant influence on an investee, despite owning a significant portion of the investee’s common shares  These indicators include:  (i) opposition by the investee which precludes the exercise of significant influence, (ii) agreements between the investor and investee which limit the investor’s rights, (iii) majority ownership of an investee concentrated among a small group of shareholders who operate the investee without regard to the views of the investor, (iv) the investor failing to obtain the additional financial information required to utilize the equity method, (v) and the investor failing to obtain representation on the investee’s board.

In applying FIN 35 to the Company’s investment in Jinhui, we have considered the following facts and circumstances: (i) Jinhui Holdings beneficially owns 54.77% of the common stock of Jinhui, resulting in the majority ownership of Jinhui being concentrated in a single shareholder who operates Jinhui without regard to the views of the Company;

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(ii)  certain key executives of Jinhui Holdings are also key executives of Jinhui; (iii) our interaction with Jinhui has been limited, and the financial information available to the Company is the same public information which is available to all shareholders, (iv) the Company has no non-public information regarding Jinhui, and (v) as noted above, the Company has no representation on the board of Jinhui.  We believe these facts and circumstances constitute indicators of the kinds described in clauses (iii), (iv), and (v) of the preceding paragraph.

As the application of APB 18 is not determined based on a “bright line” test, we evaluated the facts and circumstances to determine if the Company has the ability to significantly influence the operating and financial policies of an investee.  In our judgment, after evaluating the Company’s interest in Jinhui and the relevant indicators of whether significant influence is present, the Company had been and currently still is, unable to exercise significant influence over Jinhui.  Accordingly, as we concluded that the equity method of accounting was not appropriate, we believe the investment is properly accounted for under the scope of SFAS 115.

4.
It appears that Genco first invested in Jinhui in May 2007. Additional investments were made in Jinhui during fiscal 2007, resulting in a “short-term” investment balance of $167,524 (approximately 27% of Stockholder’s Equity) as of December 31, 2007. As it appears that the company has not previously invested in securities, please tell us more about the nature and purpose of this significant investment. That is, please tell us the business reasons why you elected to make a significant investment in a drybulk shipping owner and operator in fiscal 2007 and how you selected Jinhui, whose shares trade on the Oslo Stock Exchange in Norway. Discuss your plans for this investment and its anticipated impact upon the company as of May 2007, at December 31, 2007 and as of the most recent fiscal quarter. Explain your reasons for classifying the investment as a current asset. We may have further comments upon review of your response. As a related matter, we would expect comparable disclosures to be provided in MD&A on an ongoing basis in future filings.

As noted in the Staff’s comment, when the Company first invested in the stock of Jinhui in May 2007, it had not been our practice to invest in securities of other companies for trading or any other purpose.  At the time, the Company was looking to identify alternative avenues for shipping related investment opportunities during a period when the industry was strong, as evidenced by high vessel values and very profitable daily vessel charter rates.  We believed that the fundamentals of the drybulk sector were sound and expected them to remain so for the foreseeable future.  Jinhui owns and operates a fleet of dry bulk vessels and is known throughout the drybulk industry.  It was our judgment at the time that the fair value of Jinhui’s vessels significantly exceeded the market value of the Jinhui stock.  We believed that investing in the stock of Jinhui

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created an opportunity to invest in a quality dry bulk fleet at a below market price, something that was not readily available through the purchase of vessels in the open market.  As part of our investment strategy, we believed that the stock price of Jinhui would appreciate significantly in value over a relatively short period of time, consistent with the dry bulk industry as a whole.  It was not our strategy to actively trade the shares of Jinhui, and our intention was to dispose of the shares within a twelve month period.  Our strategy had remained consistent through December 2007 and through September 30, 2008.

We had classified our investment as a current asset in accordance with the provisions of ARB 43.   Paragraph 4 of ARB 43 states in part;

“The term current asset is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.”

Based on our investment strategy and intent to dispose of the shares in Jinhui within a twelve month period, we believe that we complied with ARB 43.  We further considered Paragraph 6 of ARB 43.  As the nature of our investment is not for the purpose of control, affiliation or any other type of continuing business advantage or involvement, we believe that we were not precluded from classifying our investment in Jinhui as a current asset.

In light of the aforementioned accounting literature and our intent to sell the securities within a twelve month period, we concluded that our investment in Jinhui should be classified as a current asset.  We also wish to advise the Staff that we will make the necessary and appropriate disclosures in our future filings, including appropriate comparable disclosures in our MD&A.

5.
We note the significant decline in the market value of your investment in Jinhui as of September 30, 2008. We also note the discussion of short-term investments provided on page 43 of your Form 10-Q for the period then ended. On an ongoing basis, as applicable, please also consider providing additional information in your filings pursuant to the disclosure requirements of Paragraph 17b (Items 2, 4 and 5) of FSP No. FAS 115-1.

The Company has not yet completed its evaluation of whether an other than temporary impairment in its investment in Jinhui exists as of December 31, 2008. The Company will prospectively, beginning with its Annual Report on Form 10-K for the year ended

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December 31, 2008, provide additional information, as applicable, pursuant to Paragraph 17b (Items 2, 4 and 5) of FSP No. FAS 115-1.

As requested by the Staff, the Company hereby acknowledges that:

•  The Company is responsible for the adequacy and accuracy of disclosures in the filing;

•  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports. Please feel free to contact the undersigned for any additional information.

Sincerely,

/s/ John C. Wobensmith
John C. Wobensmith
Chief Financial Officer